July 25, 2008
VIA EDGAR AND FACSIMILE (202) 772-9210
Mr. Mark Kronforst, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 27, 2008
File No. 000-28018

Dear Mr. Kronforst:
We received your letter dated June 30, 2008 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in italics prior to the response to such comment.
In summary, in response to the Staff's first comment, we undertake to provide separate disclosures for Sales and Maturities of Marketable Debt Securities in our Consolidated Statements of Cash Flows in future filings.
Additionally, in response to the Staff’s second comment, we completed a detailed SAB 99 analysis, considering both quantitative and qualitative factors, prior to the filing of the Company's 2007 Form 10-K. Based on such analysis, we concluded that, in light of the surrounding circumstances, the adjustments were such that it was not probable that the judgment of a reasonable person would have been changed or influenced by the adjustments. Alternatively stated, management concluded that it was not substantially likely that the adjustments would have been viewed by a reasonable investor as important or as having significantly altered the “total mix” of information made available for any prior fiscal period. Accordingly, management concluded that the adjustments were not material to the Company’s fiscal 2006 and 2007 financial statements or any other prior fiscal period. These conclusions were discussed and agreed with the Company's Audit Committee prior to filing of the Company’s 2007 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements
Consolidated Statements of Cash Flows, page 62
1.	Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.
We note the Staff’s comments and supplementally advise the Staff of the following:
We have historically disclosed sales and maturities of our marketable debt securities in a single line item in our Consolidated Statement of Cash Flows based on several factors including:
•	All of our marketable debt securities are available-for-sale investments.

•	We monitor and manage our portfolio in accordance with our investment policy to preserve capital and minimize investment risks that include duration, security concentration, liquidity, and credit quality. To manage overall risk in the portfolio, we may dispose of securities prior to the maturity date and therefore internally view the proceeds from the sale or maturity of these marketable debt securities as substantially equivalent.

•	We have also discussed the materiality of realized gains and/or losses on available-for-sale debt securities in our Form 10-K for the fiscal year ended December 31, 2007, in Note 1 — “The Company and Summary of Significant Accounting Policies” in which we set forth our sales activities and provide information to our investors about the results of such activities. As disclosed, our sales of marketable debt securities had no material impact in any of the fiscal years ended December 31, 2005, 2006 or 2007.
In response to the Staff’s comment, in future filings we will provide separate disclosures for sales and maturities of marketable debt securities in our Consolidated Statements of Cash Flows. The presentation in future filings will be, for example, as follows:

	Six Months Ended
	(unaudited, $ in thousands)
	June 30, 2007	June 30, 2008
CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sales of marketable debt securities	274,094	199,301
Proceeds from maturities of marketable debt securities	1,070,658	370,977

Notes to Consolidated Financial Statements
Note 10 Income Taxes, page 89
2.	We note that you recorded income tax adjustments in 2007 that relate to prior periods and that you have concluded were not material to the current or prior periods. Please provide us a detailed SAB 99 analysis that supports this conclusion. In your response, please address each period and individual line item affected.
We note the Staff’s comments and supplementally advise the Staff of the following:
Factual Background
Since inception, the Company’s tax benefits resulting from exercise or vesting of employee stock-based awards have far exceeded its income taxes payable and, as a result, the Company has accumulated and carried forward a significant amount of these tax benefits.
These tax benefits have been in excess of the sum of the related pro-forma stock-based compensation expense under Statement of Financial Accounting Standards No. 123 – Accounting for Stock-Based Compensation (“FAS 123”) and the recorded stock-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004) — Share-Based Payment (“FAS 123R”).
To the extent that the Company’s income tax liabilities are offset for tax purposes by the utilization of such excess tax benefits, the related tax deduction is reflected as a debit to income taxes payable and a credit to Additional Paid-In Capital (“APIC”) in accordance with FAS 123R. Beginning in 2006, FAS 123R required that excess tax benefits from stock-based awards be classified as Cash Inflows from Financing Activities in the Consolidated Statement of Cash Flows.
During the fiscal year ended December 31, 2007, the Company determined that income tax benefits of $127 million should not have been recorded to APIC as tax benefits from stock-based awards. We determined that for financial statement ordering purposes, the majority of these tax benefits should have been attributed firstly to sources other than stock-based awards (primarily acquired net operating losses) and, therefore, should have been recorded primarily to Deferred Tax Assets and Goodwill.

In addition, we determined that our original accounting treatment for these tax benefits from stock-based awards resulted in a misclassification of the realized excess tax benefits1 between Cash Flows From Operating Activities and Cash Flows From Financing Activities within the Company’s Consolidated Statement of Cash Flows. This misclassification did not have any impact on our overall Net Change in Cash and Cash Equivalents in the Consolidated Statement of Cash Flows.
Balance Sheet Impact. To correctly record these matters in the fiscal year ended December 31, 2007, the Company decreased APIC by $127 million, decreased Deferred Tax Assets by $72 million, decreased Goodwill by $18 million, increased certain Income Taxes Payable by $23 million, and increased Retained Earnings by $14 million.  All such entries are reflected in our December 31, 2007 Consolidated Balance Sheet.
Statement of Cash Flow Impact. Of the $127 million cumulative adjustment, $35 million related to fiscal years prior to 2006. This adjustment of $35 million had no impact on the classification of tax benefits from stock-based awards within the Consolidated Statement of Cash Flows since these adjustments were prior to the adoption of FAS 123R.
The remaining $92 million of the cumulative adjustment, comprised entirely of excess tax benefits, is within the scope of FAS 123R. Accordingly, in the Company’s Statement of Cash Flows for the fiscal year ended December 31, 2007, the Company adjusted the Excess Tax Benefits from Stock-Based Awards recorded in Cash Flows From Operating Activities by $92 million and made an equivalent adjustment to the amount of Excess Tax Benefits from Stock-Based Awards recorded in Cash Flows From Financing Activities. This reclassification had no impact on our overall Net Change in Cash and Cash Equivalents in the Consolidated Statement of Cash Flows.
Income Statement Impact. Income Statement adjustments related to these matters were recorded in fiscal 2007 and resulted in a net benefit for income taxes of $8 million and a net increase to fiscal 2007 Earnings in Equity Interests of $6 million, resulting in a total impact on fiscal 2007 Net Income of $14 million and increased Diluted Earnings per Share by $0.01 for the year ended December 31, 2007. The adjustments did not have any impact on Diluted Earnings per Share for the year ended December 31, 2006.

[1]	“The realized tax benefit related to the amount (caused by changes in the fair value of the entity’s shares after the measurement date for financial reporting) of deductible compensation cost reported on the Company’s tax return for equity instruments in excess of the compensation cost for those instruments recognized for financial reporting purposes—per FAS 123R.

Detailed SAB 99 Analysis
Prior to making the adjustments in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 10-K”), the Company evaluated the adjustments pursuant to the guidelines contained in the Commission’s Staff Accounting Bulletin No. 99 (“SAB 99”). In doing so, the Company considered both the quantitative and qualitative impact of the adjustments on all of its previously filed reports and considered whether, in light of the surrounding circumstances, the adjustments were such that it was probable that the judgment of a reasonable person relying on the Company’s previously issued reports would have been changed or influenced by the adjustments. In other words, the Company considered whether there was a substantial likelihood that the adjustments would have been viewed by a reasonable investor as important or as having significantly altered the “total mix” of information made available for any prior fiscal period. In the context of an adjustment or misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the adjustment, it also includes the factual context in which the user of financial statements would view the financial statement item.
The Company operates in the technology industry and believes its primary investor constituency consists of sophisticated institutional technology investors. The Company believes that these investors focus primarily on revenue growth, income from operations, operating income before depreciation, amortization and stock-based compensation expense and free cash flow (“FCF”). The adjustments to the Company’s financial statements did not affect the overall Consolidated Statement of Cash Flows of the Company or beginning or ending Cash and Cash Equivalents. After conducting its analysis, the Company concluded, as reflected in the analysis below, that the judgment of a reasonable person relying on the Company’s previously issued reports would not have been changed or influenced by the adjustments and determined to reflect the adjustments in its 2007 Form 10-K.
Quantitative Analysis of Materiality
As noted in SAB 99, the use of a percentage as a numerical threshold may provide the basis for a preliminary assumption that, without considering all relevant circumstances, a deviation of less than a specified percentage with respect to a particular financial statement item is unlikely to be material. As part of its overall materiality assessment, the Company performed the following quantitative materiality assessment related to the adjustments described above.

A. Quantitative Analysis of Materiality on Cash Flows.
The following schedule summarizes the quantitative impact of the adjustments on Cash Flows From Operating Activities and Cash Flows From Financing Activities.
Amounts in $ millions

Quarterly Impact	Q1’06	Q2’06	Q3’06	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07
Cash Flows From Operating Activities — Reported	$385.0	$430.0	$390.0	$167.0	$434.0	$407.0	$457.0	$621.0
Adjustment	63.7	7.4	1.5	19.2	(21.5)	3.5	(62.2)	(11.5)

Cash Flows From Operating Activities — Adjusted	$448.7	$437.4	$391.5	$186.2	$412.5	$410.5	$394.8	$609.5

Cash Flows From Financing Activities — Reported	$(429.0)	$(83.0)	$(911.0)	$329.0	$(720.0)	$(208.0)	$(322.0)	$(191.0)
Adjustment	(63.7)	(7.4)	(1.5)	(19.2)	21.5	(3.5)	62.2	11.5

Cash Flows From Financing Activities — Adjusted	$(492.7)	$(90.4)	$(912.5)	$309.8	$(698.5)	$(211.5)	$(259.8)	$(179.5)

Total Impact on Cash Flows	$—	$—	$—	$—	$—	$—	$—	$—

Cash Flows From Operating Activities — % Impact	16.5%	1.7%	0.4%	11.5%	-5.0%	0.9%	-13.6%	-1.8%
Cash Flows From Financing Activities — % Impact	14.8%	8.9%	0.2%	-5.8%	-3.0%	1.7%	-19.3%	-6.0%

	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
Year-to-date Impact	Q1’06	Q2’06	Q3’06	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07
Cash Flows From Operating Activities — Reported	$385.0	$815.0	$1,205.0	$1,372.0	$434.0	$841.0	$1,298.0	$1,919.0
Adjustment	63.7	71.0	72.5	91.7	(21.5)	(18.0)	(80.2)	(91.7)

Cash Flows From Operating Activities— Adjusted	$448.7	$886.0	$1,277.5	$1,463.7	$412.5	$823.0	$1,217.8	$1,827.3

Cash Flows From Financing Activities — Reported	$(429.0)	$(512.0)	$(1,423.0)	$(1,094.0)	$(720.0)	$(928.0)	$(1,250.0)	$(1,441.0)
Adjustment	(63.7)	(71.0)	(72.5)	(91.7)	21.5	18.0	80.2	91.7

Cash Flows From Financing Activities — Adjusted	$(492.7)	$(583.0)	$(1,495.5)	$(1,185.7)	$(698.5)	$(910.0)	$(1,169.8)	$(1,349.3)

Total Impact on Cash Flows	$—	$—	$—	$—	$—	$—	$—	$—

Cash Flows From Operating Activities — % Impact	16.5%	8.7%	6.0%	6.7%	-5.0%	-2.1%	-6.2%	-4.8%
Cash Flows From Financing Activities — % Impact	14.8%	13.9%	5.1%	8.4%	-3.0%	-1.9%	-6.4%	-6.4%
As indicated in the above schedule, the impact of the adjustments on Cash Flows From Operating Activities and Cash Flows From Financing Activities for the fiscal years ended December 31, 2006 and December 31, 2007 did not exceed 10% of Cash Flows From Operating Activities or Cash Flows From Financing Activities. The impact on Cash Flows From Operating Activities and Cash Flows From Financing Activities in certain fiscal 2006 and 2007 quarterly periods exceeded 10% as follows: the impact on Cash Flows From Operating Activities for the quarter ended March 31, 2006 (“Q1’06”) was 16.5%; the impact for the quarter ended December 31, 2006 (“Q4’06”) was 11.5%; and the impact for the quarter ended September 30, 2007 (“Q3’07”) was (13.6)%. Further, the Q1’06 impact on Cash Flows From Financing Activities was 14.8%, and the corresponding Q3’07 impact was (19.3%).
The Company disclosed the Q3’07 related adjustments in its Form 10-Q for the period ended September 30, 2007. The disclosure contained in the Q3’07 filing indicated an adjustment to excess tax benefits from stock-based awards of $76 million rather than the further analyzed $62 million shown above.

There was no impact on the Net Change in Cash and Cash Equivalents in the Consolidated Statement of Cash Flows for the fiscal years ended December 31, 2006 and December 31, 2007 and no impact on FCF, one of the Company’s key non-GAAP financial metrics. The FAS 123R reclassification of Excess Tax Benefits from Stock-Based Awards is added back to Cash Flows From Operating Activities in the Company’s calculation of FCF, so there is no impact on reported FCF. From a cumulative standpoint, the Company’s Excess Tax Benefits from Stock-Based Awards reclassification is accurate after the adjustments made in fiscal 2007.

B. Quantitative Analysis of Materiality on the Income Statement.
The following schedule summarizes the quantitative impact of the adjustments on various components of the Company’s Income Statement.
Amounts in $ millions

Quarterly Impact		Q1’06	Q2’06	Q3’06	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07
Provision For Income Taxes		$(102.9)	$(122.7)	$(124.4)	$(108.0)	$(92.4)	$(87.7)	$(78.7)	$(78.5)
Earnings In Equity Interests		$26.4	$21.6	$30.2	$33.9	$29.1	$32.1	$36.5	$52.9
Net Income		$159.9	$164.3	$158.5	$268.7	$142.4	$160.6	$151.3	$205.7

Adjustments to Provision For Income Taxes		$1.5	$1.5	$1.5	$1.8	$1.7	$1.8	$—	$(11.3)
Adjustments to Earnings In Equity Interests		$—	$5.9	$—	$—	$—	$—	$—	$(5.9)
Adjustments to Net Income		$1.5	$7.4	$1.5	$1.8	$1.7	$1.8	$—	$(17.2)

Provision For Income Taxes — % impact		-1.4%	-1.2%	-1.2%	-1.6%	-1.8%	-2.1%	0.0%	14.4%
Earnings In Equity Interests — % impact		0.0%	27.3%	0.0%	0.0%	0.0%	0.0%	0.0%	-11.2%
Net Income — % impact		0.9%	4.5%	0.9%	0.7%	1.2%	1.1%	0.0%	-8.4%

Basic Shares		1,418	1,406	1,376	1,356	1,352	1,340	1,335	1,329
Diluted Shares		1,493	1,477	1,442	1,419	1,418	1,404	1,395	1,395

Diluted EPS		$0.11	$0.11	$0.11	$0.19	$0.10	$0.11	$0.11	$0.15
Adjusted Diluted EPS		$0.11	$0.12	$0.11	$0.19	$0.10	$0.12	$0.11	$0.14
EPS impact of adjustments — Rounded		$—	$0.01	$—	$—	$—	$0.01	$—	$(0.01)
EPS impact of adjustments — Precise		$0.001	$0.005	$0.001	$0.001	$0.001	$0.001	$—	$(0.012)

	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
Year-to-date Impact	2005	Q1’06	Q2’06	Q3’06	Q4’06	Q1’07	Q2’07	Q3’07	Q4’07
Provision For Income Taxes	$(768.0)	$(102.9)	$(225.6)	$(350.0)	$(458.0)	$(92.4)	$(180.1)	$(258.8)	$(337.3)
Earnings In Equity Interests	$128.0	$26.4	$48.0	$78.2	$112.1	$29.1	$61.2	$97.7	$150.6
Net Income	$1,896.0	$159.9	$324.2	$482.7	$751.4	$142.4	$303.0	$454.3	$660.0

Adjustments to Provision For Income Taxes	$1.7	$1.5	$2.9	$4.4	$6.2	$1.7	$3.5	$3.5	$(7.8)
Adjustments to Earnings In Equity Interests	$—	$—	$5.9	$5.9	$5.9	$—	$—	$—	$(5.9)
Adjustments to Net Income	$1.7	$1.5	$8.8	$10.3	$12.1	$1.7	$3.5	$3.5	$(13.7)

Provision For Income Taxes — % impact	-0.2%	-1.4%	-1.3%	-1.3%	-1.3%	-1.8%	-1.9%	-1.4%	2.3%
Earnings In Equity Interests — % impact	0.0%	0.0%	12.3%	7.6%	5.3%	0.0%	0.0%	0.0%	-3.9%
Net Income — % impact	0.1%	0.9%	2.7%	2.1%	1.6%	1.2%	1.2%	0.8%	-2.1%

Basic Shares	1,400	1,418	1,412	1,400	1,389	1,352	1,346	1,342	1,339
Diluted Shares	1,486	1,493	1,485	1,472	1,458	1,418	1,411	1,404	1,405

Diluted EPS	$1.28	$0.11	$0.22	$0.33	$0.52	$0.10	$0.21	$0.32	$0.47
Adjusted Diluted EPS	$1.28	$0.11	$0.22	$0.33	$0.52	$0.10	$0.22	$0.33	$0.46
EPS impact of adjustments — Rounded	$—	$—	$—	$—	$—	$—	$0.01	$0.01	$(0.01)
EPS impact of adjustments — Precise	$0.001	$0.001	$0.006	$0.007	$0.008	$0.001	$0.002	$0.002	$(0.010)
As indicated in the above schedule, the impact on Net Income for the periods presented was, in each case, less than 5%, other than for the quarter ended December 31, 2007 (“Q4’07”) for which the impact was (8.4%). It should be noted, however, that the Net Income for Q4’07 was correctly reported in the Company’s 2007 Form 10-K.

The Company, in evaluating the quantitative impact of the adjustments to the Provision for Income Taxes, Earnings in Equity Interests and Net Income in its fourth fiscal quarter (“Q4”) of 2007, considered that its effective tax rate for Q4 has a history of being different than the year-to-date (“YTD”) annual effective tax rate used during the year as the execution of tax planning strategies and significant global restructuring transactions tend to occur in Q4 and drive discrete items impacting the Q4 effective tax rate. For example, the Q4’06 effective tax rate was 31% versus 44% to 46% used for the first nine months of 2006 and 2007 had a similar pattern of 31% in Q4 versus 41% to 45% for the first nine months of 2007). The Company specifically stated in its analyst call held on January 29, 2008 that Q4’07 had benefited from one-time tax adjustments (to ensure transparency as to why the Company’s effective tax rate was lower than previously forecasted), and the expectation for fiscal 2008 was that the effective tax rate would be in line with historic tax rates of 44% to 46%.
The Company also considered the impact of the adjustments on its Income From Operations, which is before Other Income, Net (primarily interest income on our investment portfolio), Provision For Income Taxes (generally not a cash charge due to stock option deductions and net operating loss carryforwards), and Earnings In Equity Interests (for investees the Company does not control or manage). Since the affected line items were Provision For Income Taxes and Earnings In Equity Interests, there was no effect on the Company’s Income From Operations or Income Before Provision For Income Taxes, Earnings In Equity Interests, and Minority Interests.
The Company also considered the impact of the adjustments on earnings per share (“EPS”). The impact on EPS was $0.01 for the quarter ended June 30, 2006 (“Q2’06”), the quarter ended June 30, 2007 (“Q2’07”), Q4’07, YTD Q2’07, YTD Q3’07, and YTD Q4’07.
Finally, the Company considered that none of the metrics the Company believes its institutional technology investors focus on (the Company’s revenue growth, income from operations, operating income before depreciation, amortization and stock-based compensation expense and FCF) was impacted by the adjustments.
C. Quantitative Analysis of Materiality to the Balance Sheet.
The Company also considered whether the corrected amounts were material to its balance sheet. The Company’s total assets and equity were approximately $11 to 12 billion and $8 to 9 billion, respectively, for all relevant periods. The impact of the total APIC adjustment of $127 million on total assets and equity as of December 31, 2007 was 1.0% and 1.3%, respectively.

Qualitative Analysis of Materiality
As stated in SAB 99, the evaluation of materiality requires both a quantitative and qualitative assessment of an adjustment or misstatement’s materiality. As stated in SAB 99, the magnitude of an adjustment by itself, without regard to the nature of the item and the circumstances in which the judgment has been made, will not generally be a sufficient basis for a materiality judgment. In recognition of such standard, the Company assessed each of the specific qualitative considerations noted in SAB 99 as relevant to a materiality determination. The Company’s conclusions with respect to how the adjustments relate to each qualitative consideration referenced in SAB 99 are as follows:
1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
The Company concluded that most of the adjustments arose from the use of estimates that were subsequently determined to be erroneous, including, for example, estimates of income taxes payable, net operating loss carryovers, and research and development expenses. Certain estimates may be either sustained or challenged by the relevant tax authorities.
2. Whether the misstatement masks a change in earnings or other trends.
The Company concluded that none of the adjustments masked a change in earnings or trends. The adjustments had a small (less than 5% other than in Q4’07, which, as noted above, was correctly reported) impact on the various components of the income statement and no impact on the metrics considered by the Company as its key financial metrics (i.e, revenue growth, income from operations, operating income before depreciation, amortization and stock-based compensation expense and free cash flow).
The Company also concluded that the excess tax benefits from stock-based awards are not predictable or trendable since the amount is based on factors that are outside of the Company’s control.
3. Whether the misstatement hides a failure to meet analysts’ consensus expectations.
The Company concluded that the adjustments did not hide a failure to meet analysts’ expectations.
4. Whether the misstatement changes a loss into income or vice versa.
The adjustments did not change a loss into income or vice versa.
5. Whether the misstatement concerns a segment or other portion of the business that has been portrayed by the registrant as playing a significant role in the operations or profitability of the entity.

All adjustments identified were tax related and had no impact on Yahoo!’s operations.
6. Whether the misstatement affects compliance with regulatory requirements.
The Company concluded that the adjustments had no impact on regulatory compliance matters.
7. Whether the misstatement affects compliance with loan covenants or other contractual requirements.
The Company concluded that the adjustments did not affect compliance with any covenants or other contractual requirements.
8. Whether the misstatement has the effect of increasing management’s compensation (for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation).
The adjustments had no impact on management’s compensation.
9. Whether the misstatement involves concealment of an unlawful transaction.
The Company concluded that the adjustments did not involve concealment of an unlawful transaction.
10. Whether a known misstatement may result in a significant positive or negative market reaction. However, SAB 99 does recognize that consideration of potential market reaction is by itself “too blunt an instrument to be depended on” in considering whether a misstatement is material.
The information and corrections have been disclosed in the Company’s filings (see the Company’s 2007 Form 10-K filed February 27, 2008, financial statement footnote 10 (“Income Taxes”)). The Company does not believe that these items have caused any measurable market reaction.
11. Whether small intentional misstatements are pursuant to actions to “manage” earnings. While intent alone does not render a misstatement material, it may be an indicator that management believes the misstatement to be significant, particularly when intentionally made.
The Company concluded that none of these items involved an intentional misstatement nor did they have the effect of managing earnings.
12. The materiality of the misstatement may depend on where it appears in the financial statements. For example, the misstatement of the revenue and operating profit of a relatively small segment that management believes is important to future profitability is more likely to be material to investors than a misstatement in a segment that is not especially important.

FAS 123R amends FAS 95 to require that windfall (or excess) tax benefits from stock based awards be classified as cash inflows from financing activities. The amount presented in the financing section of the statement of cash flows should equal the sum of the gross windfall tax benefits that the company realized from stock based awards. Certain of the adjustments affected the FAS 123R excess tax benefits from stock based awards reclassification line items and not the Company’s operations. The Company believes its principal investors do not view the excess tax benefits from stock based awards reclassification as a meaningful item. The reclassification is excluded from free cash flow, a key metric for the Company’s principal investors as the amounts of reclassification fluctuate widely and do not lend themselves to trend analysis. From a cumulative standpoint, the Company’s excess tax benefits reclassification is accurate after the adjustments made in fiscal 2007. In addition, the Company’s Investor Relations’ department did not receive any questions related to the Company’s Q3’07 Form 10-Q or 2007 Form 10-K disclosures related to the tax benefits from stock based awards reclassification adjustments.
The adjustments affected the Provision for Income Taxes and Earnings in Equity Interests and not the Company’s Income from Operations, which the Company considers a key income statement line item for investors.
13. An individually material misstatement should not be offset against other misstatements to arrive at an aggregate immaterial amount. This does not eliminate the materiality of the individual item. For example, if a registrant’s revenues are a material financial statement item and they are materially overstated, the financial statements taken as a whole will be materially misleading even if the effect on earnings is completely offset by an equivalent overstatement of expenses.
The adjustments have not been offset against one another to arrive at an aggregate immaterial amount.
14. Significant subtotals and segments should be subject to separate consideration.
The adjustments did not affect subtotals or segments.
Conclusion
Based on its review of the quantitative and qualitative aspects of these items, management concluded that, in light of the surrounding circumstances, the adjustments were such that it was not probable that the judgment of a reasonable person would have been changed or influenced by the adjustments. Management further concluded that it was not substantially likely that the adjustments would have been viewed by a reasonable investor as important or as having significantly altered the “total mix” of information made available for any prior fiscal period. Accordingly, management concluded that the adjustments were not material to the Company’s fiscal 2006 and 2007 financial statements or any other prior fiscal period.

Prior to the filing of the Company’s 2007 Form 10-K, management discussed the adjustments and their materiality with the Company’s internal legal counsel and the Audit Committee. Internal legal counsel and the Audit Committee reviewed and agreed with management’s conclusions. Management and the Audit Committee’s conclusions were discussed with O’Melveny and Myers LLP, the Company’s Corporate counsel for SEC matters as well as the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, who accepted the Company’s conclusion.

Closing Comments
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hereby represent that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted, Yahoo! Inc.
/s/ BLAKE JORGENSEN
By: Blake Jorgensen
Title:	Chief Financial Officer

cc:	Christine Davis, Assistant Chief Accountant
Michael A. Murray, Senior Vice President, Finance
and Chief Accounting Officer
Michael J. Callahan, Executive Vice President,
General Counsel and Secretary
Stephanie I. Splane, Vice President, Corporate Legal Affairs
and Assistant Secretary
Robert Plesnarski, O’Melveny and Myers LLP